UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 18, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-              .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary
Date: February 18, 2010

18 February 2010
LGL updates Mt Rawdon Reserves and Resources
A higher gold price, reduced cut-off grade and adjusted cost assumptions have led to increased gold reserves at Lihir Gold Ltd’s Mt Rawdon operation in Queensland.
The total gold reserve has risen to 835,000 ounces, up 21,000 ounces from the previous 2007 reserve, adjusted for mining depletion.
Silver reserve was at 2.6 million ounces, which is up from 2.3 million ounces previously (based on the 2007 reserve depleted by mining).

Ore Reserves: Mt Rawdon, January 1, 2010
	Tonnes	Average Grade	Contained Ounces	Average Grade	Contained Ounces
	(millions)	(Au g/t)	(Au ,000 ozs)	(Ag g/t)	(Ag ,000 ozs)
Proved	1.5	0.82	38	2.26	105
Probable	30.1	0.81	786	2.37	2,292
Sub Total	31.6	0.81	825	2.36	2,398

Stockpile (Proved)	0.4	0.79	10	2.79	36
TOTAL	32.0	0.81	835	2.37	2,433
1) Reserves quoted for 1 January 2010 are those remaining below the 1 January 2010 mining surface with the June 2009 total design, based on the April 2009 resource model.
2) Cut-off grade of 0.31 g/t Au as calculated using current costs.
3) Reserves are based on a maximum profit with an assumed life of mine gold price of US$800 per ounce. The quantity of contained gold does not indicate the quantity that will ultimately be recovered.
4) Stockpile is ore above the cut-off as at January 1, 2010.
5) Rounding, conforming to the JORC Code, may cause some computational discrepancies.
For the 2010 reserves, cost assumptions have been updated consistent with the higher gold price that has been used, resulting in a lowering of the cut-off grade. The reserve is calculated using a gold price of US$800. Cut-off grades reduced from 0.495 g/t of gold to 0.31 g/t.
The optimised pit design has led to the southern and western sides of the pit being pushed back, wall slopes flattened and the depth of the pit reduced marginally.
Resources at Mt Rawdon also have been updated to reflect the impact of depletion since the last resource statement in June 2007, and drilling information gathered through mining and exploration programs.

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www. LGLGold.com	Brisbane QLD 4000 Australia

Page 2.

Mineral Resources are outlined in the following table:

Mineral Resources: Mt Rawdon, January 1, 2010
					Contained
	Tonnes	Average Grade	Contained Ounces	Average Grade	Ounces
	(millions)	(Au g/t)	(Au ,000 ozs)	(Ag g/t)	(Ag ,000 ozs)
Measured	2.3	0.75	60	2.21	160
Indicated	48.4	0.73	1140	2.28	3550
Total M&I	50.7	0.73	1190	2.28	3710
Inferred	7.1	0.61	140	1.94	440
1) The Measured and Indicated Mineral Resources are inclusive of the Ore Reserves.
2) Cut-off grade of 0.31 Au g/t. as calculated using current costs.
3) Rounding, confirming to the JORC Code, may cause some computational discrepancies
“This is a good outcome for the Mt Rawdon operation,” said LGL CEO Phil Baker.
“The updated Ore Reserves and Mineral Resources statements confirm that Mt Rawdon will continue to operate for at least another eight or nine years. The mine should continue to produce consistently at an average of approximately 80,000 to 100,000 ounces per year,” he said.
For further information:
Joe Dowling
GM Corporate Affairs
07 33183308, 0415 248889
The information in this report that relates to Ore Reserves at Mt Rawdon is based on information compiled by Nick Spicer, who is a member of the Australian Institute of Mining and Metallurgy.
Nick Spicer is employed by Lihir Gold Limited in the role of Principal Mining Engineer. He has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. Nick Spicer consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
The information in this report that relates to Mineral Resources at Mt Rawdon is based on information compiled by Mr Roy Kidd.
Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Gold Ltd in the role of Principal Geologist. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.